UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2020 RESULTS1,2

Santiago, Chile, November 4, 2020 – CCU announced today its consolidated financial and operating results for the third quarter 2020, which ended September 30, 2020.

•	Consolidated Volumes decreased 1.8%. Volume variation per Operating segment was as follows:
o	Chile (1.3)%
o	International Business (5.5)%
o	Wine 18.7%
•	Net sales were up 9.8%
•	EBITDA reached CLP 59,487 million, a 6.7% decrease. EBITDA variation per Operating segment was as follows:
o	Chile (18.1)%
o	International Business >500%
o	Wine 21.0%
•	Net income reached a gain of CLP 12,131 million, an expansion of 40.6%
•	Earnings per share reached of CLP 32.8 per share

Key figures	3Q20	3Q19	Total change %	YTD20	YTD19	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	6,734	6,857	(1.8)	20,545	20,855	(1.5)
Net sales	428,355	390,249	9.8	1,257,964	1,244,469	1.1
Gross profit	189,879	189,392	0.3	578,240	612,622	(5.6)
EBIT	32,254	37,895	(14.9)	87,235	138,520	(37.0)
EBITDA	59,487	63,757	(6.7)	169,870	216,064	(21.4)
Net income	12,131	8,626	40.6	41,109	75,183	(45.3)
Earnings per share (CLP)	32.8	23.3	40.6	111.3	203.5	(45.3)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 3Q20 compared to 3Q19, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the third quarter we continued executing a regional plan with three priorities in the context of the pandemic: (i) the health and safety of our people, and the community we interact with, (ii) operation continuity and, (iii) financial health. Along with focusing on these aspects, and thanks to the effort of all CCU employees, we were able to post a sequential improvement in our volumes and financial results. The latter reflects the strategy adopted in this context, which is to maintain business scale, and then, recover profitability gradually over time, by implementing revenue management initiatives and efficiencies through the ExCCelencia CCU program. It is worth mentioning, that on an accumulated basis, our consolidated volumes decreased marginally by 1.5%, due to an expansion of 6.4% in 1Q20, a deep drop of 12.0% in the 2Q20 and a slight contraction of 1.8% in the 3Q20, ending with a positive growth in September.

The performance in volumes during the quarter was mainly explained by a 5.5% fall in the International Business Operating segment, while the Chile Operating segment experienced a decrease of only 1.3%, and the Wine Operating segment posted an important 18.7% increase. Throughout the quarter, all our geographies and main categories showed improvement in their volume performance, mainly driven by a gradual recovery in consumer occasions, as restrictions from the pandemic started to ease in the region, especially in Chile, and by our strong portfolio of brands and sales execution. In terms of financial results, EBITDA fell 6.7% to CLP 59,487 million and EBITDA margin dropped 245 bps to 13.9%. This result was mainly explained by: (i) negative external effects from the devaluation of the CLP and the ARS against the USD, which depreciated 10.8%3 and 31.3%4, respectively, affecting our USD-denominated costs and the translations of our results, partially compensated with export revenues in the wine business. The FX variations generated a net unfavorable estimated effect of CLP 7,429 million on EBITDA; and (ii) a non-recurrent gain of CLP 3,149 million last year from the sale of a real estate asset. Net income grew 40.6%, reaching CLP 12,131 million, explained in part by a better result in JVs and associated, related to our operation in Colombia.

In the Chile Operating segment, our top line rose 4.7%, due to a 6.1% growth in average prices, partially offset with a 1.3% decrease in volumes. The higher average prices were explained by revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions. The slight decline in volumes was largely explained by a sharp contraction in July, showing an upward trend in the following months, ending the quarter with double-digit growth in September, driven by all the main categories. Also, during the quarter, our e-commerce platform, “La Barra”, continued with a strong growth, expanding its sales by five times. This quarter our results were negatively impacted by the higher USD-denominated costs from the weaker CLP against the USD, where the FX variations generated a net unfavorable estimated effect of CLP 7,925 million on EBITDA. MSD&A expenses decreased 2.1%, and as percentage of Net sales improved 255 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 44,996 million, a 18.1% drop, and EBITDA margin decreased 450 bps to 16.2%.

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 24.2% rise in revenues, driven by a 31.5% increase in average prices in CLP, partly offset by a 5.5% contraction in volumes. The higher prices in CLP were mainly related with a lower comparison base in 2019, associated with the application of the hyperinflation accounting in Argentina, as a result of the higher devaluation of the ARS against the CLP during 3Q19 compared with 3Q20. Also, it is important to mention that during the quarter we implemented revenue management initiatives in Argentina, to start catching up with the high inflation in this country. On EBITDA, the FX variations generated an unfavorable translation effect of CLP 1,464 million. MSD&A expenses as a percentage of Net sales improved by 114 bps due to efficiencies associated with the ExCCelencia CCU program. Altogether, EBITDA reached CLP 2,483 million from CLP 2 million in 2019, and EBITDA margin increased 277 bps to 2.8%.

The Wine Operating segment posted a 19.7% increase in revenue, driven by a 18.7% rise in volumes while average prices grew 0.9%. The volume expansion was boosted by the Chilean and the Argentine domestic market, the latter associated with the brands acquired in Argentina in 2019, while exports grew mid-single digit. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues partially offset by a negative mix effect from the higher growth in our domestic markets. On EBITDA, the FX variations generated a net positive estimated effect of CLP 1,960 million due to export revenues, which more than offset an increase in cost of wine, starting to reflect the weaker 2020 harvest. MSD&A expenses as a percentage of Net sales improved by 135 bps, due to efficiencies coming from the ExCCelencia CCU program. In all, EBITDA reached CLP 14,604 million, an expansion of 21.0%, and EBITDA margin improved by 22 bps to 21.2%.

In Colombia, where we have a joint venture with Postobón, volumes grew double-digit, due to a strong recovery since May. This performance has allowed us to keep gaining market share, due to a continuous improvement in brand equity, distribution and sales execution. Our focus will be to continue this positive path in volumes and financial results, by developing brand equity and executing a strategy that involves new consumer experiences, quality and innovation.

In the third quarter of 2020, along with to continue focusing on people, operation continuity, and financial health, CCU posted a strong recovery in volumes and financial results, driven by a better commercial performance in all the geographies, revenue management initiatives and efficiencies. All of this was the result of the strong commitment of all our employees, the gradual recovery of consumer occasions, our portfolio, and the excellence in sales execution. Looking ahead, we will continue concentrating our efforts on maintaining our business scale in the current scenario, so that we will start to recover profitability over time, by implementing revenue management initiatives and efficiencies through the ExCCelencia CCU program.

3 The CLP currency variation against the USD considers average of period (aop) compared to aop.

4 The ARS currency variation against the CLP or the USD considers 2020 end of period (eop) compared to 2019 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 3)
•	Net sales increased 9.8%, explained by a 11.8% rise in average prices in CLP, partially offset by a 1.8% drop in consolidated volumes. The higher average prices in CLP were explained by: (i) an expansion of 31.5% in the International Business Operating segment, mostly related with revenue management initiatives and a lower comparison base in 2019, associated with the application of the hyperinflation accounting in Argentina, as a result of the higher devaluation of the ARS against the CLP during 3Q19 compared with 3Q20, (ii) an increase of 6.1% in the Chile Operating segment, due to revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions, and (iii) a 0.9% growth in the Wine operating segment, as a consequence of a stronger USD on export revenues, partially offset by a negative mix effect. The slight decrease in consolidated volumes, was largely explained by a sharp contraction in July, showing an upward trend reaching positive growth in September.
•	Cost of sales was up 18.7%, explained by a 20.9% rise in the Cost of sales per hectoliter, as volumes decreased 1.8%. The Chile Operating segment reported an 18.2% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 10.8%[3] devaluation of the CLP against the USD, and a mix effect between categories, partially offset with lower costs in raw materials, especially malt and PET. In the International Business Operating segment, the Cost of sales per hectoliter in CLP expanded 35.5%, associated with a lower comparison base in 2019, from the application of the hyperinflation accounting in Argentina (same effect explained in Net sales), and by higher USD-linked costs, largely explained by the 31.3%[4] devaluation of the ARS against the USD, and the impact of inflation, partially compensated with lower costs in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter grew 2.1%, explained by a higher cost of wine, starting to reflect the weaker 2020 harvest, and by the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.
•	Gross profit reached CLP 189,879 million, a 0.3% increase. Gross margin fell 420 bps, from 48.5% to 44.3%, as a consequence of the effects described above.
•	MSD&A expenses grew 4.0%, and as a percentage of Net sales decreased 212 bps, due to cost control measures through the ExCCelencia CCU program in all our Operating segments, especially in marketing. In the Chile Operating segment, MSD&A expenses contracted 2.1%, and as a percentage of Net sales decreased 255 bps. In the International Business Operating segment MSD&A expenses were up 21.4%, and as a percentage of Net sales decreased 114 bps. In the Wine Operating segment, MSD&A expenses grew 13.5%, and as a percentage of Net sales contracted 135 bps.
•	EBIT reached CLP 32,254 million, a contraction of 14.9%, mainly due to the same reasons described above and a non-recurrent gain of CLP 3,149 million last year from the sale of a real estate asset.
•	EBITDA was down 6.7%, and EBITDA margin dropped 245 bps, from 16.3% to 13.9%. This result was mainly explained by: (i) an unfavorable estimated effect from FX variations of CLP 7,429 million, and (ii) a non-recurrent gain of CLP 3,149 million last year from the sale of a real estate asset.
•	Non-operating result totalized a loss of CLP 14,147 million, a decrease of 29.2% when compared to a loss of CLP 19,990 million last year, primarily due to: (i) a lower loss in Foreign currency exchange differences by CLP 4,539 million, mainly in Argentina, (ii) a better result in Equity and income of JVs and associated by CLP 2,919 million, mainly caused by a higher financial result in Colombia, and (iii) a better result of CLP 2,648 million in Results as per adjustment units, mostly explained by a lower UF variation during 3Q20 compared with 3Q19 and its impact on UF-linked liabilities, and a lower inflation in Argentina in 2020 versus 2019. These effects were partially offset by: (i) lower result in other gains/(losses) by CLP 3,974 million, mostly explained by losses on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and (ii) higher Net financial expenses by CLP 289 million.
•	Income taxes reached CLP 3,692 million, a 46.4% drop, mostly explained by lower taxes resulting from our foreign currency denominated assets, as a consequence of the lower appreciation of the USD against the CLP in 3Q20 compared with 3Q19.
•	Net income reached a gain of CLP 12,131 million, an increase of 40.6%, explained by the reasons described above.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – NINE MONTHS (Exhibit 2 & 4)
•	Net sales increased 1.1%, explained by an increment of 2.6% in average prices in CLP, partially offset by a 1.5% decrease in consolidated volumes. The higher average prices in CLP were explained by: (i) a 1.3% rise in the Chile Operating segment, as a consequence of revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions, (ii) a 2.0% rise in the International Business Operating segment, and (iii) a 2.7% growth in the Wine Operating segment, as a consequence of a stronger USD on export revenues. The lower volumes were largely associated by a 5.8% fall in the International Business Operating segment, while the Chile Operating segment decreased 0.2% and the Wine Operating segment grew 10.0%. The negative consolidated volume growth was explained by the restrictions to control the Covid-19 pandemic in the region, which sharply impacted consumer occasions mostly during the second quarter.
•	Cost of sales was up 7.6% explained by the 9.2% increment in Cost of sales per hectoliter, partially compensated by a 1.5% contraction in volumes and efficiencies from the ExCCelencia CCU program. The Chile Operating segment reported a 10.6% growth in Cost of sales per hectoliter, driven by the increase in USD-linked costs from the 17.0%[3] devaluation of the CLP against the USD, and mix effect between categories, partially offset with lower costs in raw materials, especially aluminum and PET. In the International Business Operating segment, the Cost of sales per hectoliter in CLP increased 10.1%, mostly as a result of higher USD-linked costs, largely explained by the 31.3%[4] devaluation of the ARS against the USD, and the impact of inflation, partially compensated with lower costs in raw materials. In the Wine Operating segment, the Cost of sales per hectoliter decreased 3.4%, impacted by a lower cost of wine that more than offset the effect of the depreciation of the CLP against the USD on our packaging materials linked to this currency.
•	Gross profit reached CLP 578,240 million, a 5.6% drop, resulting in a 326 bps contraction in our Gross margin, from 49.2% to 46.0%, as a consequence of the effects described above.
•	MSD&A expenses grew by 3.0%, and as a percentage of Net sales increased by 76 bps. In the Chile Operating segment, MSD&A expenses increased 1.3% and as a percentage of Net sales are flat. In the International Business Operating segment, MSD&A expenses rose 3.1% in CLP and as a percentage of Net sales deteriorated by 352 bps, mostly associated with the high level of inflation in Argentina, not fully compensated with price increases. In the Wine Operating segment, MSD&A expenses grew 14.7% and as a percentage of Net sales rose 39 bps, mainly explained by higher marketing expenses denominated in USD and Euros.
•	EBIT reached CLP 87,235 million, a contraction of 37.0%, mainly due to the same reasons described above.
•	EBITDA was down 21.4%, reaching CLP 169,870 million, explained by a 20.1% contraction in the Chile Operating segment and a drop of 96.9% in the International Business Operating segment, partially compensated by a 38.8% expansion in the Wine Operating segment. Consequently, EBITDA margin dropped 386 bps, from 17.4% to 13.5%. The weaker financial result was mainly explained by strong negative external effects from the devaluation of the CLP and ARS against the USD, and the lower consolidated volumes due to the pandemic.
•	Non-operating result totalized a loss of CLP 20,571 million, a decrease of 36.1% when compared to a loss of CLP 32,180 million last year, primarily due to: (i) a better result in Foreign currency exchange differences by CLP 9,619 million, mainly in Argentina (ii) a lower loss in Equity and income of JVs and associated by CLP 7,933 million, mainly caused by a higher financial result in Colombia, and (iii) a lower loss of CLP 5,565 million in Results as per adjustment units, mostly explained by a lower inflation in Argentina and a lower UF variation during 2020 compared with 2019 and its impact on UF-linked liabilities. These effects were partially offset by higher Net financial expenses by CLP 10,372 million, mainly due to higher Cash and cash equivalents held last year for tax expenses and dividend payments related to the 2018 ABI Transaction[5] and a higher debt. As well as, a lower result in other gains/(losses) by CLP 1,136 million.
•	Income taxes reached CLP 19,973 million, decreasing 8.5% from last year, mostly explained by a lower taxable income.
•	Net income reached CLP 41,109 million, a contraction of 45.3%.

5 For further information about the Transaction see the Note 1- letter C, of our Consolidated Financial Statements as of December 31st 2019.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line rose 4.7%, due to a 6.1% growth in average prices, partially offset with a 1.3% decrease in volumes. The higher average prices were explained by revenue management initiatives and a positive mix effect between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions. The slight decline in volumes was largely explained by a sharp contraction in July, showing an upward trend in the following months, ending the quarter with double-digit growth in September, driven by all the main categories. Also, during the quarter, our e-commerce platform, “La Barra”, continued with a strong growth, expanding its sales by five times. This quarter our results were negatively impacted by the higher USD-denominated costs from the weaker CLP against the USD, where the FX variations generated a net unfavorable estimated effect of CLP 7,925 million on EBITDA. MSD&A expenses decreased 2.1%, and as percentage of Net sales improved 255 bps, in line with cost control initiatives through the ExCCelencia CCU program. In all, EBITDA reached CLP 44,996 million, a 18.1% drop, and EBITDA margin decreased 450 bps to 16.2%.

Regarding our people and the community, in addition to the several initiatives mentioned in the second quarter, during the third quarter we continued the production for donation purposes of facial shields, using PET pre-forms, and hand sanitizer using as raw material the alcohol generated from the dealcoholization process of our non-alcoholic beers Cristal Cero and Heineken 0.0. In addition, we reinforced our efforts in supporting a safe reopening of bars and restaurants with initiatives such as “Tu Mesa”, a digital platform to digitize menus and to allow reservations, in order to avoid physical contact and crowds.

In terms of brands we continued innovating with our beer brand Royal Guard, launching Royal Guard Amber Ale, a beer with a balanced flavor between the sweetness from a caramel malt and the acidity of its Cascade hops. Also, our beer brand Escudo Negra was awarded in The World Beer Award as the best dark beer of Chile and Escudo Ambar obtained the bronze among the best Pale-Amber beers in the world in the same competition. In addition, we introduced a new 200 ml bottle of Mistral Nobel, to promote this premium pisco brand to new consumers at a more affordable price. Finally, it is important to mention the great performance of our on-line sales platform “La Barra”, which increased its sales by five times allowing us to continue innovating and delivering a high quality service to our consumers.

INTERNATIONAL BUSINESS OPERATING SEGMENT

The International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, reported a 24.2% rise in revenues, driven by a 31.5% increase in average prices in CLP, partly offset by a 5.5% contraction in volumes. The higher prices in CLP were mainly related with a lower comparison base in 2019, associated with the application of the hyperinflation accounting in Argentina, as a result of the higher devaluation of the ARS against the CLP during 3Q19 compared with 3Q20, affecting the translation of our results. Also, it is important to mention that during the quarter we implemented revenue management initiatives in Argentina, to start catching up with the high inflation in this country. On EBITDA, the FX variations generated an unfavorable translation effect of CLP 1,464 million. MSD&A expenses as a percentage of Net sales improved by 114 bps due to efficiencies associated with the ExCCelencia CCU program. Altogether, EBITDA reached CLP 2,483 million from CLP 2 million in 2019, and EBITDA margin increased 277 bps to 2.8%.

Regarding initiatives related to the Covid-19 pandemic, and along the same lines of what we are doing in Chile, in Argentina we launched “BarQR”, a digital platform which allows our clients to adapt their business to the new context, by digitizing their menus and allowing consumers to make reservations and pre-pay.

In terms of brand innovation, we launched Imperial Amber lager in a 710 ml can packaging, being the only beer of this style in this format in the Argentine market. We also introduced the beer brand Miller in the same size in Argentina. This format aims to respond to the trend of a high demand of cans, especially among millennials. In Colombia, through our brand 3 Cordilleras, we introduced a red IPA beer, a seasonal beer with intense flavor. In Uruguay, we launched a new variety of Fullsport with apple flavor.

WINE OPERATING SEGMENT

The Wine Operating segment posted a 19.7% increase in revenue, driven by a 18.7% rise in volumes while average prices grew 0.9%. The volume expansion was boosted by the Chilean and the Argentine domestic market, the latter associated with the brands acquired in Argentina in 2019, while exports grew mid-single digit. The higher prices in CLP were mainly as a consequence of a stronger USD on export revenues partially offset by a negative mix effect from the higher growth in our domestic markets. On EBITDA, the FX variations generated a net positive estimated effect of CLP 1,960 million due to export revenues, which more than offset an increase in cost of wine, starting to reflect the weaker 2020 harvest. MSD&A expenses as a percentage of Net sales improved by 135 bps, due to efficiencies coming from the ExCCelencia CCU program. In all, EBITDA reached CLP 14,604 million, an expansion of 21.0%, and EBITDA margin improved by 22 bps to 21.2%.

In terms of brands, TAYU 1865, produced in collaboration with the Mapuche Community of Buchahueico in the Araucanía Region, was awarded as the best packaging and design in the most recent Drink Business Awards, being recognized for reflecting the wisdom and strength of the Buchahueico community. In addition, our wines Tarapacá, Castillo de Molina and 1865, obtained important awards in the Korea Wine Challenge, a competition which recognizes the best wines of the Korean market.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s) and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2020)
Third Quarter	2020	2019	Total
	(CLP million)		Change %
Net sales	428,355	390,249	9.8
Cost of sales	(238,477)	(200,857)	18.7
% of Net sales	55.7	51.5
Gross profit	189,879	189,392	0.3
MSD&A	(163,754)	(157,458)	4.0
% of Net sales	38.2	40.3
Other operating income/(expenses)	6,129	5,961	2.8
EBIT	32,254	37,895	(14.9)
EBIT margin %	7.5	9.7
Net financial expenses	(6,832)	(6,543)	4.4
Equity and income of JVs and associated	(2,427)	(5,346)	(54.6)
Foreign currency exchange differences	(1,932)	(6,471)	(70.1)
Results as per adjustment units	735	(1,914)	(138.4)
Other gains/(losses)	(3,690)	284	(1,398.5)
Non-operating result	(14,147)	(19,990)	(29.2)
Income/(loss) before taxes	18,107	17,905	1.1
Income taxes	(3,692)	(6,886)	(46.4)
Net income for the period	14,415	11,019	30.8

Net income attributable to:
The equity holders of the parent	12,131	8,626	40.6
Non-controlling interest	(2,284)	(2,393)	(4.6)

EBITDA	59,487	63,757	(6.7)
EBITDA margin %	13.9	16.3

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	32.8	23.3	40.6
Earnings per ADR (CLP)	65.7	46.7	40.6

Depreciation	27,233	25,862	5.3
Capital Expenditures	31,629	34,491	(8.3)

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2020)
YTD as of September	2020	2019	Total
	(CLP million)		Change %
Net sales	1,257,964	1,244,469	1.1
Cost of sales	(679,725)	(631,847)	7.6
% of Net sales	54.0	50.8
Gross profit	578,240	612,622	(5.6)
MSD&A	(504,968)	(490,132)	3.0
% of Net sales	40.1	39.4
Other operating income/(expenses)	13,963	16,029	(12.9)
EBIT	87,235	138,520	(37.0)
EBIT margin %	6.9	11.1
Net financial expenses	(18,168)	(7,796)	133.0
Equity and income of JVs and associated	(7,734)	(15,668)	(50.6)
Foreign currency exchange differences	4,423	(5,196)	(185.1)
Results as per adjustment units	(851)	(6,415)	(86.7)
Other gains/(losses)	1,759	2,895	(39.2)
Non-operating result	(20,571)	(32,180)	(36.1)
Income/(loss) before taxes	66,664	106,339	(37.3)
Income taxes	(19,973)	(21,830)	(8.5)
Net income for the period	46,691	84,510	(44.8)

Net income attributable to:
The equity holders of the parent	41,109	75,183	(45.3)
Non-controlling interest	(5,582)	(9,327)	(40.2)

EBITDA	169,870	216,064	(21.4)
EBITDA margin %	13.5	17.4

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	111.3	203.5	(45.3)
Earnings per ADR (CLP)	222.5	406.9	(45.3)

Depreciation	82,635	77,544	6.6
Capital Expenditures	98,931	96,387	2.6

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	4,384	4,442	(1.3)	1,926	2,039	(5.5)	469	395	18.7
Net sales	277,721	265,336	4.7	89,637	72,144	24.2	68,904	57,554	19.7
Net sales (CLP/HL)	63,342	59,729	6.1	46,532	35,378	31.5	146,977	145,702	0.9
Cost of sales	(147,971)	(126,837)	16.7	(54,294)	(42,405)	28.0	(40,489)	(33,428)	21.1
% of Net sales	53.3	47.8		60.6	58.8		58.8	58.1
Gross profit	129,750	138,499	(6.3)	35,343	29,740	18.8	28,415	24,126	17.8
% of Net sales	46.7	52.2		39.4	41.2		41.2	41.9
MSD&A	(102,424)	(104,626)	(2.1)	(44,175)	(36,380)	21.4	(16,863)	(14,863)	13.5
% of Net sales	36.9	39.4		49.3	50.4		24.5	25.8
Other operating income/(expenses)	436	3,702		4,988	1,492		77	228
EBIT	27,762	37,574	(26.1)	(3,845)	(5,149)	(25.3)	11,629	9,491	22.5
EBIT margin	10.0	14.2		(4.3)	(7.1)		16.9	16.5
EBITDA	44,996	54,936	(18.1)	2,481	2	121,438.0	14,604	12,074	21.0
EBITDA margin	16.2	20.7		2.8	0.0		21.2	21.0

	4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(45)	(20)		6,734	6,857	(1.8)
Net sales	(7,907)	(4,785)	65.2	428,355	390,249	9.8
Net sales (CLP/HL)				63,609	56,912	11.8
Cost of sales	4,278	1,813	135.9	(238,477)	(200,857)	18.7
% of Net sales				55.7	51.5
Gross profit	(3,629)	(2,972)	22.1	189,879	189,392	0.3
% of Net sales				44.3	48.5
MSD&A	(292)	(1,588)	(81.6)	(163,754)	(157,458)	4.0
% of Net sales				38.2	40.3
Other operating income/(expenses)	628	539		6,129	5,961
EBIT	(3,293)	(4,021)	(18.1)	32,254	37,895	(14.9)
EBIT margin				7.5	9.7
EBITDA	(2,594)	(3,256)	(20.3)	59,487	63,757	(6.7)
EBITDA margin				13.9	16.3

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2020)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %	2020	2019	YoY %
Volumes	13,772	13,793	(0.2)	5,700	6,051	(5.8)	1,156	1,051	10.0
Net sales	824,208	814,916	1.1	274,817	285,901	(3.9)	176,781	156,426	13.0
Net sales (CLP/HL)	59,847	59,083	1.3	48,212	47,250	2.0	152,934	148,857	2.7
Cost of sales	(421,729)	(381,930)	10.4	(163,592)	(157,655)	3.8	(103,574)	(97,484)	6.2
% of Net sales	51.2	46.9		59.5	55.1		58.6	62.3
Gross profit	402,479	432,986	(7.0)	111,225	128,247	(13.3)	73,208	58,942	24.2
% of Net sales	48.8	53.1		40.5	44.9		41.4	37.7
MSD&A	(311,031)	(307,135)	1.3	(143,510)	(139,238)	3.1	(47,710)	(41,609)	14.7
% of Net sales	37.7	37.7		52.2	48.7		27.0	26.6
Other operating income/(expenses)	956	4,377		11,806	10,188		487	408
EBIT	92,404	130,228	(29.0)	(20,479)	(804)	2,447.9	25,985	17,740	46.5
EBIT margin	11.2	16.0		(7.5)	(0.3)		14.7	11.3
EBITDA	143,381	179,409	(20.1)	561	18,043	(96.9)	34,627	24,939	38.8
EBITDA margin	17.4	22.0		0.2	6.3		19.6	15.9

	4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2020	2019	YoY %	2020	2019	YoY %
Volumes	(83)	(40)		20,545	20,855	(1.5)
Net sales	(17,842)	(12,774)	39.7	1,257,964	1,244,469	1.1
Net sales (CLP/HL)				61,229	59,673	2.6
Cost of sales	9,170	5,222	75.6	(679,725)	(631,847)	7.6
% of Net sales				54.0	50.8
Gross profit	(8,671)	(7,552)	14.8	578,240	612,622	(5.6)
% of Net sales				46.0	49.2
MSD&A	(2,717)	(2,149)	26.4	(504,968)	(490,132)	3.0
% of Net sales				40.1	39.4
Other operating income/(expenses)	713	1,057		13,963	16,029
EBIT	(10,675)	(8,644)	23.5	87,235	138,520	(37.0)
EBIT margin				6.9	11.1
EBITDA	(8,699)	(6,328)	37.5	169,870	216,064	(21.4)
EBITDA margin				13.5	17.4

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2020	2019
	(CLP million)
ASSETS
Cash and cash equivalents	276,772	196,369
Other current assets	579,511	592,913
Total current assets	856,283	789,282

PP&E (net)	1,099,573	1,071,730
Other non current assets	497,792	492,679
Total non current assets	1,597,365	1,564,409
Total assets	2,453,648	2,353,691

LIABILITIES
Short term financial debt	85,611	68,386
Other liabilities	345,043	414,896
Total current liabilities	430,655	483,282

Long term financial debt	438,338	261,769
Other liabilities	170,776	165,712
Total non current liabilities	609,113	427,481
Total Liabilities	1,039,768	910,763

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(154,851)	(137,503)
Retained earnings	894,284	902,863
Total equity attributable to equity holders of the parent	1,302,126	1,328,054
Non - controlling interest	111,755	114,873
Total equity	1,413,880	1,442,927
Total equity and liabilities	2,453,648	2,353,691

OTHER FINANCIAL INFORMATION

Total Financial Debt	523,949	330,155

Net Financial Debt	247,177	133,786

Liquidity ratio	1.99	1.63
Total Financial Debt / Capitalization	0.27	0.19
Net Financial Debt / EBITDA	0.85	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 4, 2020